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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                                                  Commission File Number 0-22317

                           NOTIFICATION OF LATE FILING

 (Check One):  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
[ ] Form N-SAR
For Period Ended:  September 30, 1999
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[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
For the Transition Period Ended:       N/A
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________
________________________________________________________________________________



                         PART I. REGISTRANT INFORMATION

Full name of registrant   eShare Technologies, Inc.
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Former name if applicable
Melita International Corporation
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Address of principal executive office  (Street and number)
5051 Peachtree Corners Circle
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City, State and Zip Code   Norcross, Georgia  30092
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                        PART II. RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
             (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject
    [X] quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             (c) The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)



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         After the beginning of the period covered by the report, the registrant acquired eShare Technologies, Inc., a Delaware corporation ("eShare.com"), in a transaction accounted for using the pooling of interests accounting method and subsequently reorganized its senior management staff and hired a new Chief Financial Officer. As a result of the transaction and the changes in finance and accounting personnel, the registrant has been unable to complete the necessary financial review and verification procedures applicable to the financial statements and note disclosure required by the Form 10-Q. The unavailability of the financial statements and note disclosure have in turn prevented completion of the Management's Discussion and Analysis of Financial Condition and Results of Operations required by the Form.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

 Gregory Riedel                                  (770)         239-4000
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     (Name)                                    (Area Code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [x]Yes  [ ]No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [x]Yes  [ ]No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         There was a significant change in the results of operations of the registrant for the three and nine month periods ended September 30, 1999 as compared to 1998. The registrant's total revenues for the three months ended September 30, 1999 were approximately $19.1 million, compared to total revenues for the three months ended September 30, 1998 of approximately $25.4 million. In addition, the registrant incurred acquisition related expenses, deferred compensation expenses, and restructuring charges during the period covered by the report of approximately $6.7 million. As a result, the registrant incurred a loss from operations during the three months ended September 30, 1999, compared to operating income of $4.4 million during the three months ended September 30, 1998. On October 28, 1999, the Company issued a press release announcing results for the three months ended September 30, 1999.


                            eShare Technologies, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 16, 1999            By: /s/ Gregory Riedel
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                                    Gregory Riedel
                                    Vice President,
                                    Administration and Chief
                                    Financial Officer






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                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.












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